ANGKASA MARKETING BERHAD (41515-D)

A Member of The Lion Group

02076023

27 August 2002

02 SEP 13 AM 9:05

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

SUPPL

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Angkasa Marketing Berhad

We enclose herewith a copy of the Financial Result Announcement dated 22 August 2002, Re: Quarterly report on consolidated results for the fourth quarter ended 30 June 2002 for filing pursuant to exemption No. 82-3319 granted to Angkasa Marketing Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any questions.

Yours faithfully
ANGKASA MARKETING BERHAD

PROCESSED
SEP 20 2002
THOMSON
FINANCIAL

WONG PHOOI LIN
Secretary

dlw 9/17

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.

Form Version 2.0

Financial Result Announcement

Ownership transfer to **ANGKASA/EDMS/KLSE** on **22-08-2002 06:19:38 PM**
Reference No **AA-020822-8B8F0**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **ANGKASA MARKETING BERHAD**
* Stock name : **ANGKASA**
* Stock code : **5061**
* Contact person : **WONG PHOOI LIN**
* Designation : **SECRETARY**

*** Financial Year End** : **30-06-2002**

*** Quarter** : ○ 1 Qtr ○ 2 Qtr ○ 3 Qtr ● 4 Qtr ○ Other

Quarterly report on consolidated results for the financial period ended
*** 30-06-2002** .

*** The figures ○ have been audited ● have not been audited .**

CONSOLIDATED INCOME STATEMENT

			INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
			CURRENT YEAR QUARTER	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE	PRECEDING YEAR CORRESPONDING PERIOD
		*	30-06-2002	30-06-2001	30-06-2002	30-06-2001
			[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	(a)	Revenue	145,353	311,299	739,635	1,296,413
	(b)	Investment income				
	(c)	Other income	-1,905	8,203	10,250	27,813
2	(a)	Profit/(loss) before finance cost, depreciation and amortisation, exceptional items, income tax, minority interests and extraordinary items	20,100	1,586	29,568	-1,688
	(b)	Finance Cost	-20,860	-23,974	-83,336	-94,663
	(c)	Depreciation and amortisation	-10,432	-18,637	-38,605	-38,736
	(d)	Exceptional items	-130,300	-100,900	-130,300	-100,900
	(e)	Profit/(loss) before income tax, minority interests and extraordinary items	-141,492	-141,925	-222,673	-235,987

ANGKASA MARKETING BERHAD (41515-D)

(f)	Share of profits and losses of associated companies	-14,512	-1,046	-17,322	14,657
(g)	Profit/(loss) before income tax, minority interests and extraordinary items after share of profit and losses of associated companies	-156,004	-142,971	-239,995	-221,330
(h)	Income tax	1,317	-1,275	345	-3,889
(i) (i)	Profit/(loss) after income tax before deducting minority interests	-154,687	-144,246	-239,650	-225,219
(ii)	Minority interests	8,993	10,150	27,877	27,066
(j)	Pre-acquisition profit/(loss), if applicable				
(k)	Net Profit/(loss) from ordinary activities attributable to members of the company	-145,694	-134,096	-211,773	-198,153
(l) (i)	Extraordinary items				
(ii)	Minority interests				
(iii)	Extraordinary items attributable to members of the company				
(m)	Net profit/ (loss) attributable to members of the company	-145,694	-134,096	-211,773	-198,153
3	Earnings per share based on 2(m) above after deducting any provision for preference dividends, if any :				
(a)	Basic (based on ordinary shares - sen)	-98.81	-90.94	-143.62	-134.39
(b)	Fully diluted (based on ordinary shares - sen)	-98.81	-90.94	-143.62	-134.39
4 (a)	Dividend per share (sen)		0.10		0.10
(b)	Dividend Description				

		AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
5)	Net tangible assets per share (RM)	-1.3500	0.1700

Remark :

The consolidated results of the Group for the financial year ended 30 June 2002 may be subjected to further adjustments upon finalisation/completion on the revised terms of the Proposed GWRS. Please refer to Note 8 for further details.

Please attach the full Financial Result Announcement here :

Kindly note that only attachment prepared using Microsoft Word and Microsoft Excel are to be attached.

Amb.xls

ANGKASA MARKETING BERHAD (41515-D)

Secretary

22 AUG 2002

ANGKASA MARKETING BERHAD (41515-D)

(Incorporated in Malaysia)

QUARTERLY REPORT

Quarterly report on consolidated results for the fourth quarter ended 30 June 2002.
The figures have not been audited.

CONSOLIDATED INCOME STATEMENT

			NOTE	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
				CURRENT YEAR QUARTER 30/06/2002 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/06/2001 RM'000	CURRENT YEAR TO DATE 30/06/2002 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/06/2001 RM'000
1.	(a)	Revenue		145,353	311,299	739,635	1,296,413
	(b)	Investment income		-	-	-	-
	(c)	Other income		(1,905)	8,203	10,250	27,813
2.	(a)	Profit / (loss) before finance cost, depreciation and amortisation, exceptional items, income tax, minority interests and extraordinary items		20,100	1,586	29,568	(1,688)
	(b)	Finance cost		(20,860)	(23,974)	(83,336)	(94,663)
	(c)	Depreciation and amortisation		(10,432)	(18,637)	(38,605)	(38,736)
	(d)	Exceptional items	2	(130,300)	(100,900)	(130,300)	(100,900)
	(e)	Profit / (loss) before income tax, minority interests and extraordinary items		(141,492)	(141,925)	(222,673)	(235,987)
	(f)	Share of profits and losses of associated companies		(14,512)	(1,046)	(17,322)	14,657
	(g)	Profit / (loss) before income tax, minority interests and extraordinary items		(156,004)	(142,971)	(239,995)	(221,330)
	(h)	Income tax	4	1,317	(1,275)	345	(3,889)
	(i)	(i) Profit / (loss) after income tax before deducting minority interests		(154,687)	(144,246)	(239,650)	(225,219)
		(ii) Less minority interests		8,993	10,150	27,877	27,066
	(j)	Pre-acquisition profit / (loss), if applicable		-	-	-	-
	(k)	Net profit / (loss) from ordinary activities attributable to members of the company		(145,694)	(134,096)	(211,773)	(198,153)
	(l)	(i) Extraordinary items	3	-	-	-	-
		(ii) Less minority interests		-	-	-	-
		(iii) Extraordinary items attributable to members of the company		-	-	-	-
	(m)	Net profit / (loss) attributable to members of the company		(145,694)	(134,096)	(211,773)	(198,153)
3.		Earnings per share based on 2(m) above after deducting any provision for preference dividends, if any:-					
	(a)	Basic (based on 147.5 million ordinary shares) (sen)		(98.81)	(90.94)	(143.62)	(134.39)
	(b)	Fully diluted (based on 147.5 million ordinary shares) (sen)		(98.81)	(90.94)	(143.62)	(134.39)

The consolidated results of the Group for the financial year ended 30 June 2002 may be subjected to further adjustments upon finalisation/completion on the revised terms of the Proposed GWRS. Please refer to Note 8 for further details.

ANGKASA MARKETING BERHAD (41515-D)

(Incorporated In Malaysia)

QUARTERLY REPORT

CONSOLIDATED BALANCE SHEET

		NOTE	AS AT END OF CURRENT QUARTER 30/06/2002 RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/06/2001 RM'000
1.	Property, plant and equipment		556,553	677,793
2.	Investment in associated companies		285,084	368,107
3.	Long term investments		41,999	10,477
4.	Goodwill on consolidation		14,610	21,124
5.	Other intangible assets		1,462	1,648
6.	Current Assets			
	Inventories		148,420	166,517
	Trade receivables		236,510	292,362
	Other receivables, deposits and prepayments		153,128	90,095
	Amount due from related companies		317,241	328,787
	Fixed deposits		105,012	100,523
	Cash		38,203	40,557
			998,514	1,018,841
7.	Current Liabilities			
	Trade payables		180,374	199,365
	Other payables and accruals		347,931	274,353
	Amount due to related companies		227,335	217,007
	Short term borrowings	10	1,051,950	1,053,937
	Provision for taxation		58,659	68,215
	Provision for liabilities		80,523	65,290
			1,946,772	1,878,167
8.	Net current liabilities		(948,258)	(859,326)
			(48,550)	219,823
9.	Shareholders' funds			
	Share capital		147,451	147,451
	Reserves			
	Share premium		72,810	72,810
	Translation reserves		93,588	112,764
	Others		3,519	3,458
	Accumulated loss		(500,618)	(288,448)
			(183,250)	48,035
10.	Minority Interests		123,770	152,633
11.	Long term borrowings	10	10,199	18,369
12.	Other long term liabilities		132	180
13.	Deferred taxation		599	606
			(48,550)	219,823
14.	Net tangible assets/(liabilities) per share (RM)		(1.35)	0.17

NOTES

1. ACCOUNTING POLICIES

The financial statements of the Group are prepared using accounting policies and methods of computation consistent with those adopted in the most recent annual audited financial statements and are in compliance with the approved accounting standards issued by the Malaysian Accounting Standards Board (MASB) that are applicable for the current financial year. There have been no significant changes to these policies except for the following:

In previous years, dividends were accrued as a liability when proposed by directors. During the financial year, the Group changed its accounting policy on the recognition of liabilities in respect of proposed dividend in compliance with MASB 19 "Events After the Balance Sheet Date", whereby dividend is recognised in shareholders' equity when the obligation to pay is established. Accordingly, the final dividend is included as a liability in the financial statements after the approval of the shareholders at the Annual General Meeting. This change in accounting policy has been accounted for retrospectively. The effects of the new accounting policy on the financial statements are as follows:

GROUP	AS PREVIOUSLY REPORTED RM'000	EFFECT OF CHANGE IN ACCOUNTING POLICY RM'000	AS RESTATED RM'000
As at 1 July 2001			
Accumulated losses	(288,554)	106	(288,448)
Proposed dividend	106	(106)	-

2. EXCEPTIONAL ITEMS

	CURRENT YEAR QUARTER 30/06/2002 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/06/2001 RM'000	CURRENT YEAR TO DATE 30/06/2002 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/06/2001 RM'000
Gain on disposal of subsidiary companies	13,652	-	13,652	-
Allowance for losses arising from proposed Group Wide Restructuring Scheme:				
- doubtful debts	(25,708)	(35,610)	(25,708)	(35,610)
- foreseeable loss on divestment of an associated company	(32,347)	(65,290)	(32,347)	(65,290)
Allowance for diminution in value of investment in an associated company	(21,475)	-	(21,475)	-
Allowance for diminution in value of property, plant and equipment arising from the proposed disposal of a subsidiary company	(64,422)	-	(64,422)	-
	(130,300)	(100,900)	(130,300)	(100,900)

3. **EXTRAORDINARY ITEMS**

There were no extraordinary items for the current quarter and financial year to date.

4. **INCOME TAX**

		CURRENT YEAR QUARTER 30/06/2002 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/06/2001 RM'000	CURRENT YEAR TO DATE 30/06/2002 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/06/2001 RM'000
Income tax includes :-					
(a)	Current	122	637	145	1,003
(b)	Recovery of tax deducted at source on dividends received from subsidiaries	(1,693)	(5,120)	(1,693)	(5,120)
(c)	Deferred tax	-	(321)	-	(321)
(d)	(Over) / Underprovision in prior years	-	5,372	481	5,287
(e)	Associated companies	254	707	722	3,040
		(1,317)	1,275	(345)	3,889

Although the Group incurred a loss in the current quarter and financial year to date, it has a tax charge arising primarily on profits from its subsidiary and associated companies operating in the People's Republic of China and in Malaysia.

5. **UNQUOTED INVESTMENTS AND / OR PROPERTIES**

	INDIVIDUAL QUARTER	CUMULATIVE QUARTER
	CURRENT YEAR QUARTER 30/06/2002 RM'000	CURRENT YEAR TO DATE 30/06/2002 RM'000
Profit on disposal of unquoted investments	13,652	13,652
Profit on disposal of properties	-	-

6. **QUOTED SECURITIES**

a. There were no purchases or disposals of quoted securities for the current quarter and financial year to date.

b. The Group's investments in quoted securities as at end of the reporting period are as follows:

	AS AT END OF CURRENT QUARTER 30/06/2002 RM'000
At costs	8,057
At net book value	8,057
At market value	1,160

7. **CHANGES IN THE COMPOSITION OF THE GROUP**

There were no other changes in the composition of the Group for the current quarter and financial year to date except for the following :

i) Cessation of the steel trading operation with effect from on 1 October 2001;

ii) Acquisition of two wholly-owned subsidiaries namely AMB Harta (M) Sdn Bhd and AMB Harta (L) Limited on 23 April 2002; and

iii) Disposal of 51% equity interest each in Lion Suzuki Marketing Sdn Bhd and Suzuki Assemblers Malaysia Sdn Bhd on 16 May 2002. The remaining interest of the Company in each of the said companies is 49%.

8. **STATUS OF CORPORATE PROPOSALS**

The status of corporate proposals as announced to the Kuala Lumpur Stock Exchange are as follows:

No.	Date of Announcement	Subject	Status
8.1	5.7.2000, 19.10.2000, 26.2.2001, 30.3.2001, 2.5.2001, 8.10.2001, 26.3.2002, 9.5.2002, 12.7.2002, 19.7.2002 and 5.8.2002.	Proposed Group Wide Restructuring Scheme ("Proposed GWRS") with the objective to: a) consolidate, stabilise and restructure and rationalise the cash flow and funding of the Group; b) reorganise and restructure the Group's business. The Proposed GWRS involve, inter alia, the following corporate proposals: i) Proposed reduction of RM0.70 in each of the existing issued and paid-up capital of RM1.00 each in the Company and thereafter consolidation on the basis of 10 ordinary shares of RM0.30 each into 3 ordinary shares of RM1.00 each. ii) Proposed acquisition of 100% equity interest in Silverstone Berhad from Amsteel Corporation Berhad ("Amsteel") Group, Lion Corporation Berhad ("LCB") Group, parties deemed connected to Tan Sri Cheng Heng Jem and Datuk Cheng Yong Kim and all other minority shareholders of Silverstone Berhad at a consideration of RM255.68 million to be satisfied by: (a) netting off against inter-company balance with the LCB Group; and (b) issuance of shares in the Company. iii) Proposed disposal of 20% equity interest in Avenel Sdn Bhd ("Avenel") to Amsteel and the payment to Amsteel of RM80.63 million in respect of the proposed disposal, in view of the excess of Avenel's debts over the fair value of Avenel's assets. (continue on next page)	Approval obtained from: a) Ministry of International Trade and Industry on 23.4.2002; b) Foreign Investment Committee on 27.4.2002, 7.5.2002 and 16.5.2002; c) Bank Negara Malaysia on 3.5.2002, 17.5.2002 and 20.6.2002; and d) Securities Commission on 9.7.2002. Pending approval of : a) Kuala Lumpur Stock Exchange; b) Scheme Creditors; c) Shareholders of the Company and all other participating companies concerned; and d) Any other relevant authorities. Orders granted by the High Court to convene the financial institution creditors'/members' meetings of the relevant companies to approve the Proposed GWRS before 1.10.2002 pursuant to Section 176(1) of the Companies Act, 1965.

8. **STATUS OF CORPORATE PROPOSALS (Cont'd)**

No.	Date of Announcement	Subject	Status
8.2	11.11.2000, 9.1.2001, 27.2.2001, 18.5.2001, 1.10.2001, 20.11.2001, 28.12.2001, 9.1.2002, 22.2.2002, 30.4.2002, 9.5.2002, 20.5.2002, 11.7.2002 and 5.8.2002.	i) Proposed subscription by Tan Sri Cheng Heng Jem or his nominees of 2,530,000 new ordinary shares of RM1.00 each representing approximately 9.19% of the enlarged share capital of Angkasa Transport Equipment Sdn Bhd ("ATE"), a wholly-owned subsidiary of AMB Venture Sdn Bhd ("AMBV") which is in turn a wholly-owned subsidiary of the Company for a cash consideration of RM3.365 million. ii) Proposed disposal of 25,000,000 ordinary shares of RM1.00 each in ATE, representing approximately 90.81% of the enlarged share capital of ATE by AMBV to Lion Asiapac Limited ("LAP") for a total consideration of SGD15,383,527 to be satisfied by an issuance of 61,534,108 new ordinary shares of SGD0.25 each in LAP ("LAP shares") at an issue price of SGD0.25 per LAP share with 61,534,108 free detachable LAP warrants (in the event the proposed listing of Anhui Jianghuai Automotive Chassis Co Ltd ("AJ Auto")("Proposed Listing") is not completed by 30 September 2001) or SGD37,255,682 to be satisfied by an issuance of 149,022,728 LAP shares at an issue price of SGD0.25 per LAP share with 149,022,728 free detachable LAP warrants (in the event the Proposed Listing is completed by 30 September 2001), subject to LAP repaying an outstanding loan of Rmb20 million in ATE ("Proposed Disposal") iii) Proposed offer for sale by AMBV of up to 25% of the LAP shares with free detachable LAP warrants to be issued by LAP to AMBV as consideration pursuant to the Proposed Disposal, to the shareholders of LAP (apart from the Amalgamated Containers Berhad Group and other parties deemed connected to AMBV) and/or the public at an offer price of not less than SGD0.25 for each LAP share (equivalent to approximately RM0.54 per LAP share) with one detachable LAP warrant. (continue on next page)	Approval obtained from: a) Bank Negara Malaysia; b) Securities Industry Council of Singapore ("SIC") on the waiver of the mandatory offer on the LAP shares pursuant to the issue of the LAP shares and warrants; c) Foreign Investment Committee; and d) Securities Commission. Pending approvals of: a) the shareholders of the Company; b) the Singapore Exchange Securities Trading Limited; and c) any other relevant authorities.

8. **STATUS OF CORPORATE PROPOSALS (Cont'd)**

No.	Date of Announcement	Subject	Status
8.3	5.8.2002	i) Proposed disposal by Angkasa Transport Equipment Sdn Bhd, a wholly-owned subsidiary of the Company of its entire 50% equity interest in Wuhan Fortune Motor Co Ltd ("Wuhan Fortune") to Tri-Ring Group Co ("Tri-Ring") for a cash consideration of Rmb1 (equivalent to approximately RM0.46); and ii) Proposed settlement of inter-company advances to Wuhan Fortune amounting to Rmb167.56 million (equivalent to approximately RM76.93 million) by Tri-Ring for a cash consideration of Rmb94.66 million (equivalent to approximately RM43.46 million) and proposed waiver of the interest accrued thereon amounting to Rmb70.82 million (equivalent to approximately RM32.51 million).	Pending approvals of: i) the shareholders of the Company; ii) Securities Commission; iii) the Commission on Foreign Trade and Economic Cooperation; and iv) any other relevant authorities in Malaysia and the Peoples' Republic of China, if required.

9. **ISSUANCES AND REPAYMENT OF DEBT AND EQUITY SECURITIES**

There were no issuances and repayments of debt and equity securities, share buy-backs, share cancellations, shares held as treasury shares and resale of treasury shares for the current financial year to date.

10. **GROUP BORROWINGS AND DEBT SECURITIES**

	Short Term RM'000	Long Term RM'000	Total RM'000
Secured	26,451	5,161	31,612
Unsecured	1,025,499	5,038	1,030,537
	1,051,950	10,199	1,062,149

The Group's borrowings are denominated in the following currencies:

	Foreign currency '000	RM'000
- Ringgit Malaysia	-	53,532
- US Dollar	159,308	604,538
- Rmb	880,154	404,079
		1,062,149

11. **CONTINGENT LIABILITIES**

	GROUP AS AT END OF REPORTING PERIOD 30/06/2002 RM'000	COMPAN' AS A' END OI REPORTIN(PERIOI 30/06/200: RM'00(
Guarantees given to financial institutions for bank facilities granted to subsidiary companies - unsecured	-	119,961
Guarantees or indemnity given to financial institutions for bank facilities granted to an associated company - unsecured	152,506	152,506
	152,506	272,467

12. **OFF BALANCE SHEET FINANCIAL INSTRUMENTS**

There were no financial instruments with off balance sheet risk as at 15 August 2002.

13. **MATERIAL LITIGATION**

The Group does not have any material litigation which, in the opinion of the Directors, would have a material adverse effect on the financial results of the Group.

14. **SEGMENTAL INFORMATION**

The Group's segment revenue, result and assets employed in each segment for the current financial year to date are as follows:

By Industry

		Revenue RM'000		Profit / (Loss) RM'000	Total Assets Employed RM'000
Steel	(i)	219,328		3,342	389,522
Motor		250,333	(ii)	(80,695)	263,927
Tyre		266,858		(3,459)	812,554
Investment holdings and others		3,116	(iii)	(67,899)	120,409
		739,635		(148,711)	1,586,412
Associated companies				(17,321)	311,810
Net interest expenses				(73,086)	-
Amortisation of goodwill on consolidation				(1,001)	-
Amortisation of reserve on consolidation				124	-
				(239,995)	1,898,222

By Geographical Location

	Revenue RM'000	Profit / (Loss) RM'000	Total Assets Employed RM'000
Malaysia	381,858	(17,648)	514,588
Overseas	357,777	(131,064)	1,071,824
	739,635	(148,712)	1,586,412
Associated companies :			
Malaysia		885	37,762
Overseas		(18,206)	274,048
Net interest expenses		(73,086)	-
Amortisation of goodwill on consolidation		(1,000)	-
Amortisation of reserve on consolidation		124	-
		(239,995)	1,898,222

14. SEGMENTAL INFORMATION (Cont'd)

(i) The Group ceased its steel trading operation upon the termination of the steel distributorship agreement with Amsteel Mills Sdn Bhd with effect from 1 October 2001.
(ii) Includes allowance for diminution in value of property, plant and equipment arising from the proposed disposal of a subsidiary company.
(iii) Included in the loss were allowance for losses arising from Proposed Group Wide Restructuring Scheme totalling RM58.1 million and allowance for diminution in value of investment in an associated company amounting to RM21.5 million.

15. **COMPARISON WITH THE PRECEDING QUARTER'S RESULTS**

Revenue of the Group for the quarter under review was higher at RM145.4 million compared to RM120.1 million achieved in the preceding quarter. This was attributable mainly to higher sales volume achieved by our Tyre division in China. However, the Group reported a higher loss before taxation of RM156.0 million due to allowances as disclosed in Note 2.

16. **REVIEW OF PERFORMANCE**

On a year to date basis, revenue was lower upon the cessation of the steel trading business. Loss after taxation and minority interest was correspondingly higher as our associated company operating in China, Nanjing Jincheng Machinery Co Ltd, has made an one-off allowance for doubtful debts and obsolete inventories totalling RM20.2 million. The Group has also ceased to equity account for the result of Anhui Jianghuai Automotive Chassis Co Ltd ("AJ Auto') as the Group's equity interest has dropped to 16% after the listing of AJ Auto. Overall, the Group's share of loss before taxation of associated companies was RM17.3 million as compared to a profit of RM14.7 million in preceding financial year. The result was also affected by exceptional items as reported in Note 2.

17. **SUBSEQUENT EVENT**

Except as disclosed in Note 8, there are no other material events up to the date of this report.

18. **SEASONALITY AND CYCLICALITY OF OPERATIONS**

The operations of the Group is not subject to material seasonal or cyclical effects.

19. **PROSPECTS**

The Board of Directors expects the operating environment of the Group for the next quarter to remain competitive.

20. **VARIANCE ON ACTUAL RESULTS FROM FORECAST PROFIT AND SHORTFALL IN PROFIT GUARANTEE**

This note is not applicable.

21. **DIVIDEND**

The dividend paid or declared for the current quarter and financial year to date are as follows:

	CURRENT YEAR QUARTER 30/06/2002 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/06/2001 RM'000	CURRENT YEAR TO DATE 30/06/2002 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/06/2001 RM'000
Dividend of 0.1 sen per share less 28% income tax paid	-	-	106	106
Dividend of 0.1 sen per share less 28% income tax declared	-	106	-	106